22003171

[SECURITIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42023

SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tocqueville Securities L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 W 57th Street 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helen Balk	212-698-0814	hbalk@tocqueville.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Co LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Schlesinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tocqueville Securites L.P., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President & COO

HEATHER J PERLMUTTER
Notary Public - State of New York
No. 01PE6361865
Qualified in New York County
Commission Expires July 17, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TOCQUEVILLE SECURITIES L.P.

DECEMBER 31, 2021 AND 2020

CONTENTS

COOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 F 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. as of December 31, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tocqueville Securities L.P.'s management. Our responsibility is to express an opinion on Tocqueville Securities L.P.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tocqueville Securities L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tocqueville Securities L.P.'s auditor since 2010.
White Plains, New York
February 28, 2022

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Cash and cash equivalents	$ 1,711,420	$ 1,964,792
Commissions receivable	95,095	216,194
Distribution fees receivable	125,179	114,755
Due from clearing broker	36,547	48,418
Due from limited partner	8,835	-
Prepaid expenses	70,164	64,313
Clearing deposit	100,000	100,000
Total Assets	$ 2,147,240	$ 2,508,472

LIABILITIES AND PARTNERS' CAPITAL

	2021	2020
LIABILITIES		
Accounts payable and accrued expenses	$ 137,335	$ 139,243
Accrued distribution fees	72,937	60,304
Due to limited partner	-	89,225
Total Liabilities	210,272	288,772
Commitments and contingencies (Note 4)		
PARTNERS' CAPITAL		
General partner	19,370	22,197
Limited partner	1,917,598	2,197,503
Total Partners' Capital	1,936,968	2,219,700
Total Liabilities and Partners' Capital	$ 2,147,240	$ 2,508,472

See accompanying notes to statement of financial condition.

TOCQUEVILLE SECURITIES L.P.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2021 AND 2020

1. ORGANIZATION

Tocqueville Securities L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. As a limited partnership, the limited partner is not responsible for the debts of the Partnership unless the limited partner has specifically guaranteed the debts of the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the general partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust"), sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of three separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, and The Tocqueville Phoenix Fund (collectively, the "Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's statements of financial condition were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Partnership recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounts Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers,* and all related amendments ("ASC 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The commissions receivable balance at December 31, 2019 was $172,406. The commissions receivable balances as of December 31, 2021 and 2020, were $95,095 and $216,194, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Distribution Fees

The Partnership has entered into contracts with the Funds whereby the Partnership is paid monthly fees ("12b-1 fees") for providing certain services to customers and distributing shares of the Funds. The 12b-1 fees are generally equal to a fixed percentage of the average daily net assets of the funds for which the Partnership is a distributor and is recognized as revenue at a point in time monthly. Payments are generally collected when due. The passage of time reflects the satisfaction of the Partnership's performance obligations to the Funds. The distribution fees receivable balance at December 31, 2019, was $328,038. The distribution fee receivable balances as of December 31, 2021 and 2020, were $125,179 and $114,755, respectively.

Other income

Other income consisted primarily of money market fund distribution fees for customers' balances in the Federated Money Fund and Pershing Government Money Fund. The passage of time reflects the satisfaction of the Partnership's performance obligations, and is used to recognize revenue associated with money market fund distribution fees. For the years ended December 31, 2021 and 2020, the fees received were $30,340 and $357,389 respectively.

Cash and Cash Equivalents

At December 31, 2021 and 2020, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Credit Risk

The Partnership maintains its cash with various financial institutions in amounts that at times may exceed the federal insurance limit. The Partnership monitors the credit quality of the financial institutions and does not believe there is any significant credit risk with respect to cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Risk (continued)

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2021 and 2020.

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements. The Partnership remains subject to the New York City unincorporated business tax, a provision for which has been included in the financial statements.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is subject to tax examinations by taxing authorities.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets in accordance with FASB ASC 326.20, *Financial Instruments – Credit Losses*. Current Expected Credit Losses ("CECL") requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, cash and cash equivalents, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Current Expected Credit Losses (continued)

For financial assets measured at amortized cost (e.g., cash and cash equivalents, commission receivables, and due from other broker), the Partnership has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent Events

The Partnership has evaluated subsequent events through February 28, 2022, the date on which these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Partnership had regulatory net capital of $1,674,661, which was $1,649,661 in excess of its required net capital of $25,000. At December 31, 2021, the Partnership's ratio of aggregate indebtedness to net capital was 0.12 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and did not maintain possession or control of any customer funds or securities as of December 31, 2021.

4. INDEMNIFICATION

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations.

The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. DISTRIBUTION FEES

The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2021 and 2020, the Partnership had a distribution fee receivable of $125,179 and $114,755, respectively. The Partnership's distribution fee revenue is net of payments due for distribution fee revenue earned by various unrelated brokers that assist in the distribution of the Funds' shares. An accrual has been established for fees that are due to unrelated brokers in the amount of $72,935 and $60,304 at December 31, 2021 and 2020, respectively.

6. TAX DEFERRED SAVINGS PLAN

TMC maintains a tax deferred savings plan (the "Plan"). As part of the management fee arrangement, a portion of the Plan expense is funded through the management fee paid to TMC. For 2021 and 2020, the Plan did not incur any expense that required a portion to be allocated to the Partnership.

7. RELATED PARTY TRANSACTIONS

Expense Sharing Arrangement

The Partnership is party to an expense sharing arrangement with its general partner, TMC, and TAMLP (the "ESA"). The ESA provides for the allocation of certain expenses (salaries, payroll taxes, rent, management services and general administrative expenses) between the Partnership and TAMLP based on each entity's estimated contribution to gross income. The Partnership reimburses TAMLP for its portion of the expenses paid. At December 31, 2021, the Partnership is owed $8,835 from TAMLP. At December 31, 2020, the Partnership owed $89,225 for the advance payment of services to TAMLP.

Management Fee

The general partner, TMC, provides certain services to the Partnership and TAMLP that are necessary to conduct business. In return, TMC charges a management fee. This management fee is allocated between the Partnership and TAMLP pursuant to the ESA.

8. DISTRIBUTIONS TO PARTNERS

The Partnership does not anticipate making any distributions.

9. RISKS AND UNCERTAINTIES

Beginning in March 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company's performance. However, the related financial impact and the duration cannot be reasonably estimated at this time.